May 13, 2020

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sonia Bednarowski Dietrich King Ben Phippen Michael Volley

Re:	Upstart Holdings, Inc. Draft Registration Statement on Form S-1 Submitted March 4, 2020 CIK No. 0001647639

Ladies and Gentlemen:

On behalf of our client, Upstart Holdings, Inc. (“Upstart” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 30, 2020, relating to the above referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Draft Amendment No. 1”). For the Staff’s reference, we are providing to the Staff copies of this letter as well as both a clean copy of Draft Amendment No. 1 and a copy marked to show all changes from the version confidentially submitted on March 4, 2020.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Draft Registration Statement submitted on March 4, 2020), all page references herein correspond to the page of Draft Amendment No. 1.

Securities and Exchange Commission

May 13, 2020

Prospectus Summary

Overview, page 1

1.	Please revise your discussion of revenue on page 2 to clarify that referral fees are charged to banks when loans are originated and not when consumers apply for a loan.

The Company acknowledges the Staff’s comment, and has revised its disclosure on page 3 to clarify that referral fees are charged to banks when loans are originated through Upstart.com.

2.

We note your disclosure on page 1 that “[s]ince inception, [y]our bank partners have originated almost 450,000 personal loans that have generated more than 5.5 million repayment events.” Please provide quantitative disclosure regarding the number of delinquency events and loan defaults, if such amount is material. Similarly, we note your disclosure on page 2 that none of your loan servicing fees are contingent on credit performance. Please balance this disclosure by clarifying that, although you charge loan holders a fixed percentage servicing fee based on the outstanding balance of the loans serviced, if you subcontract the collection of the loan to a loan collection agency, which you disclose that you do for all loans more than 30 days past due, the costs incurred could exceed the servicing fee charged. In addition, clarify here that if you are unable to collect the amount owed, it could lead to a charge-off of the debt, which could decrease the fees payable to you. In this regard, we note your disclosure on pages 34 and 35.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that it does not believe the number of delinquency events and loan defaults are material to the Company’s business, nor does it believe such disclosures would be helpful or necessary to an investor’s understanding of the Company.

The Company is in the business of developing proprietary AI models to quantify the risk of credit, providing services related to facilitating the origination and financing of unsecured consumer loans through its AI-based lending platform and servicing those loans. As disclosed in Note 2 to the Company’s consolidated financial statements, 97% of the Company’s revenue in fiscal year 2019 was derived from platform and referral fees and servicing fees. Platform and referral fees comprised 87.7% of revenue in fiscal year 2019. These fees are paid by bank partners at the time of each loan origination and are not contingent on credit performance. Servicing fees comprised 9.6% of revenue in fiscal year 2019. These fees are paid by the holders of the loans, which include bank partners, and are calculated as a percentage of outstanding principal of the portfolio and therefore not generally contingent on credit performance. However, the Company acknowledges the Staff’s comment that servicing fees can be impacted if there is a charge-off of the loans. The Company has removed the disclosure on page 3 that none of the Company’s loan servicing fees are contingent on credit performance and, as a result, it does not believe that the balancing disclosures suggested by the Staff are necessary.

Securities and Exchange Commission

May 13, 2020

Furthermore, as disclosed on page 87, only a small subset of the loans funded through the Company’s platform (7% in the fourth quarter of 2019) are held on the Company’s balance sheet, and only 3% of the Company’s revenue in fiscal year 2019 was dependent in part on the interest from such loans. The substantial majority of loans funded through the Company’s platform (93% in the fourth quarter of 2019) are retained by originating banks or purchased by institutional investors through the Company’s loan funding programs. The Company’s platform is highly configurable for bank partners and allows each bank to define its own credit policy and determine the significant parameters of its lending program. Due to the differing underwriting policies across bank partners and the wide range in risk tolerance portfolios of institutional investors, delinquency events and loan defaults are not meaningful to an investor’s understanding of the Company, especially when the substantial majority of such loans are held by these third parties. For example, an institutional investor with a higher risk investment portfolio may be willing to hold structurally subordinated tranches of asset-backed securities that have both greater opportunities for return and greater exposure to loan delinquencies, defaults and losses. For the foregoing reasons, the Company does not believe the number of delinquency events and loan defaults are material to the Company’s business, nor does it believe such disclosures would be helpful or necessary to an investor’s understanding of the Company.

3.

Please disclose the number of “bank partners” here, and provide a brief summary of the material terms of your agreements with your bank partners, including the duration of the agreements and whether your bank partners have an obligation to issue a certain amount of loans via your platform or AI services. Also, revise elsewhere in your prospectus, such as in your business section, to describe in greater detail the material terms and conditions of these agreements, including the material obligations of the parties, the duration of the agreements and the termination provisions. In addition, please describe your “network of institutional investors” here and in your business section, including any agreements you have with such investors.

The Company respectfully advises the Staff that it has revised its disclosure on pages 2, 3, 22, 23, 113, 126 and 127 to include the number of bank partners and a description of its network of institutional investors. To further describe its network of institutional investors, the Company plans to disclose a list of representative institutional investors, which disclosure shall be provided upon receipt of third party consents from such institutional investors. The Company acknowledges the Staff’s comment related to including summaries of material terms and conditions of its agreements with bank partners and institutional investors, and respectfully advises the Staff that such disclosure, which the Company has expanded in response to the Staff’s comment, can be found on pages 126 and 127, and that the Company has revised its disclosure on page 2 to include a cross reference to such expanded disclosure.

4.

Please disclose here quantitative information regarding the portion of loans originated by Cross River Bank on your platform in 2019 and the percentage of revenues that you received from Cross River Bank in 2019.

The Company respectfully advises the Staff that it has revised its disclosure on pages 3 and 113 to include the portion of loans originated by Cross River Bank in 2019 and the percentage of revenues received from Cross River Bank in 2019.

Securities and Exchange Commission

May 13, 2020

5.

We note your disclosure in the prospectus summary stating that your AI lending platform expands access to affordable credit. Please disclose the type of credit your platform currently offers by disclosing here that your platform offers unsecured personal loans ranging from $1,000 to $50,000 in size and at APRs typically ranging from approximately 6.5% to 35.99%.

The Company respectfully advises the Staff that it has revised its disclosure on page 7 to add a description of the unsecured personal loans offered through the Company’s platform.

6.

In the fourth full paragraph on page 2, please clarify that in addition to loans being retained by the issuing banks or purchased by you for immediate resale to institutional investors, you may purchase and hold loans. Please provide quantitative disclosure here for the aggregate percentage or dollar value of loans in each of these three categories.

The Company respectfully advises the Staff that it has revised its disclosure on pages 2 and 113 to add disclosure that the Company may also purchase and hold loans, as well as the percentage of loans held by the Company, bank partners and institutional investors in the fourth quarter of 2019.

7.

We note your disclosure on page 2 that, for pools of securitized loans, your realized loss rates were approximately half of those predicted by Kroll. Please provide quantitative disclosure regarding the realized loss rate.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that it does not believe a quantitative disclosure of the realized loss rates would be helpful or necessary to an investor’s understanding of the Company. The Company respectfully advises the Staff that the purpose of this disclosure is to demonstrate the predictiveness of the Company’s proprietary AI model compared with the loss rates predicted by Kroll, a prominent credit rating agency, irrespective of the realized loss rates. As discussed in the Company’s response to comment 2, the Company does not believe that realized loss rates are material to the Company’s business. The institutional investors that invest in pools of securitized loans have a wide range of risk tolerance and some may be willing to invest in securities issued in connection with securitizations of loans that have subordinated positions and correspondingly higher return opportunities and exposure to expected loan losses. Furthermore, the risk tolerance policies of institutional investors may differ for each securitization.

8.	Please describe in the summary the roles of your warehouse trust special purpose entities and your warehouse credit facilities, including outstanding balance information.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that the disclosure requested is included elsewhere in the Draft Amendment No. 1 and that the Company has revised its disclosure on page 2 to include a cross reference to such disclosure. The Company does not believe that the specific roles of its warehouse trust special purpose entities and warehouse credit facilities are a material part of its overall business and therefore does not believe a description is its prospectus summary is necessary to an investor’s understanding of the Company.

Securities and Exchange Commission

May 13, 2020

Our Ecosystem, page 6

9.

We note your disclosure on page 7 regarding the Net Promoter Scores for your bank partners’ lending programs. Please disclose whether the 80 rate is the average of all your bank partners, and clarify, if true, that the scores of the published benchmarks of other banks may not be comparable to the Net Promoter Scores you disclose because the other banks did not use the same rating system that your bank partners used. In this regard, we note that you “used a third-party service to administer surveys to loan applicants immediately following an applicant’s acceptance of a loan on Upstart’s platform.” Also, please describe how you determined “the hypothetical loss rates and approval rates of your funded borrower base to determine that your model could enable banks to lower loss rates by almost 75%.”

The Company respectfully advises the Staff that it has revised its disclosure in the “Industry, Market and Other Data” section on page 75 to add disclosure that the Net Promoter Score of 80 represents the weighted average of the Net Promoter Scores of each of the Company’s bank partners in the fourth quarter of 2019 and a disclaimer with respect to the comparability of such scores against the benchmarked bank scores.

The Company respectfully advises the Staff that the Company replicated the underwriting models of three financial institutions (two banks and one credit union) using their respective underwriting policies, which were supplied to Upstart, and applied each such model to Upstart’s loan applicant base as of late 2017. Applicants that would be rejected by the Upstart model (representing about 20% of the applicant base) were excluded from the study. The remaining applicants were run through the three other financial institution models and the Upstart model, and the hypothetical loss rates for each model were calculated based on the observed losses of the borrowers who would have been approved by such model, adjusted for the length of time such model would have allowed each financial institution or Upstart to hold the borrower’s loans. To compare the loss rate the Upstart model would experience against the other three institutions, for each, the Company held approval rates constant by hypothetically approving only the top percentage of borrowers (as ranked by predicted risk) called for by each respective institution’s underwriting policies (14%, 14%, and 11.85% respectively). The Company then compared the resulting loss rate to the loss rate of the Upstart model assuming the same approval rate. The improvements to the loss rates exhibited by Upstart’s model against each of the three institutions were 76.1%, 75.6% and 72.3%, which averages to a 74.7% improvement.

Value Proposition to Consumers, page 6

10.

We note your disclosure that in the fourth quarter of 2019, approximately 70% of Upstart-powered loans were instantly approved with no document upload or phone call required, an increase from 0% in late 2016. Please revise to explain the underlying reasons for the increase.

The Company respectfully advises the Staff that it has revised its disclosure on page 7 to include disclosure of the key underlying reasons for the increase in automation.

Securities and Exchange Commission

May 13, 2020

Our Competitive Strengths, page 7

11.

We note your disclosure on page 8 that, in September 2017, you received a no-action letter from CFPB. Please explain the significance of the letter in the context of your offering. In doing so, please briefly summarize the issue you raised in your letter to CFPB and the issue that CFPB stated that it would not recommend for supervisory or enforcement action as well as the date the no-action letter will expire. In addition, please balance this disclosure by disclosing here that in February 2020, you received a letter from members of the U.S. Senate asking questions in connection with claims of discriminatory lending made by an advocacy group.

The Company respectfully advises the Staff that it has revised its disclosure on pages 5 and 116 to address the Staff’s request. The Company respectfully advises the Staff that the significance of the CFPB’s no action letter in the context of its offering is to highlight the Company’s proactive approach with regulatory agencies, such as the CFPB, as well as the CFPB’s general acceptance of Upstart’s compliance activities around its use of alternative data and machine learning in making credit underwriting and pricing decisions. In response to the Company’s request, the CFPB issued a no-action letter on September 14, 2017 that provided that it has no present intention to recommend an enforcement action against the Company with regard to application of the Equal Credit Opportunity Act and its implementing regulations to the Company’s automated model for underwriting applicants for unsecured non-revolving credit. As a condition to receiving the no-action letter, the Company agreed to a model risk management and compliance plan that requires it to analyze and appropriately address risks to consumers, as well as assess the real-world impact of alternative data and machine learning. Pursuant to this compliance plan, the Company reports to the CFPB the results of its quarterly fair lending tests, which include a series of statistical tests that assess disparities in pricing and approval rates in Upstart’s underwriting model, and it also provides an annual report on whether these underwriting methods increase access to credit. Twenty-two months after the issuance of the no-action letter, on August 6, 2019, the CFPB published a blog post sharing the results of such model risk management and compliance plan, which can be accessed using the following URL: https://www.consumerfinance.gov/about-us/blog/update-credit-access-and-no-action-letter/.

The Company acknowledges the Staff’s comment related to the February 2020 letter from certain members of the U.S. Senate, and respectfully advises the Staff that such February 2020 letter was in response to a report released by a consumer advocacy group on February 5, 2020, the results of which the Company strongly disputes. Further, the Company further respectfully advises the Staff that such February 2020 letter is disclosed on pages 26 and 30 in Draft Amendment No. 1. Accordingly, the Company does not believe additional disclosure related to the February 2020 letter would be appropriate in its prospectus summary.

Securities and Exchange Commission

May 13, 2020

Risks Related to Our Business and Industry

In connection with our loan funding programs, we make representations, page 35

12.

We note your disclosure that, in connection with your loan funding program, you may be required to repurchase the underlying loans if your representations and warranties were not accurate when made and that “[s]uch repurchases could be limited in scope, relating to small pools of loans, or significant in scope, across multiple pools of loans.” Please revise to disclose quantitative information regarding these potential repurchases so that investors understand the scale of the risk disclosed in this risk factor.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that the Company has confirmed that the number of potential Upstart-powered loans that have historically been subject to repurchase is immaterial and is expected to remain so in the future. Accordingly, while the Company does not believe any further quantitative information regarding such potential repurchases would be helpful, to address the Staff’s comment, the Company has revised its disclosure on page 36 to provide additional qualitative disclosure regarding the scope of loans subject to repurchase.

We are exposed to geographic concentration risk, page 38

13.

We note your disclosure that “the geographic concentration of loans originated by [y]our bank partners through [y]our platform may expose [you] to an increased risk of loss due to risks associated with certain regions.” Please identify these regions.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that upon further review, the Company does not believe there is a material risk with respect to the geographic concentrations of loans originated by its bank partners. The Company respectfully advises the Staff that in response to the Staff’s comment, it has deleted the risk factor related to geographic loan concentration.

Selected Consolidated Financial and Other Data

Contribution Profit, page 85

14.

We note your disclosure quantifying borrower acquisition costs as well as borrower verification and servicing costs. Please enhance your disclosure to describe the underlying reasons for the increase in these costs and discuss any trends. In addition, for each period presented, please revise to disclose your average borrower acquisition cost per loan along with a discussion and analysis of trends.

The Company respectfully advises the Staff that it has added disclosure on page 88 to describe the underlying reasons for the increases and trends related to borrower acquisition cost, borrower verification and servicing cost and average borrower acquisition cost per loan. The Company acknowledges the Staff’s comment related to disclosure of average borrower acquisition cost per loan for each period presented, and respectfully advises the Staff that the Company does not believe such disclosure is necessary because such information can be derived from the annual disclosures of borrower acquisition cost and Number of Loans Transacted.

Securities and Exchange Commission

May 13, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 86

15.

We note your discussion of “higher approval rates” throughout the filing. Please revise to disclose the approval rate for your unsecured personal loans for each period presented. Provide accompanying disclosure explaining the underlying reasons for any significant fluctuations or trends.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that the approval rate of Upstart-powered loans is determined by both Upstart’s AI models and the originating bank partner’s specific underwriting policies and investment policies, the latter of which is variable across all of the Company’s bank partners. Thus, the Company believes that an average approval rate represented by a blend of the variable credit policies of its bank partners would not be helpful to an investor. In addition, the Company’s use of “higher approval rates” throughout its registration statement is consistently with respect to and in contrast with the approval rates of banks that use traditional credit decisioning models. Therefore, disclosure of the Company’s approval rates as a standalone measure would not help to quantify the foregoing disclosures. Further, the Company’s management does not evaluate approval rate as an operating measure. The Company respectfully advises the Staff that approval rate is a component of its Conversion Rate, which is one of the Company’s key operating metrics. The Company’s management tracks Conversion Rate rather than approval rate in order to evaluate the effectiveness of its borrower acquisition efforts. Accordingly, the Company respectfully advises the Staff that it believes that this key operating metric is more helpful to investors than the approval rate and does not believe disclosing approval rates is necessary to an investor’s understanding of the Company.

16.

Please expand your disclosure describing your unsecured personal loans to include the terms (maturities) of these loans as well as the typical payment terms and conditions. In addition, please disclose the weighted average term, weighted average APR, weighted average referral and platform fee received per loan and contribution margin per loan. In connection with these disclosures, please also provide appropriate discussion and analysis of any significant changes or trends.

The Company respectfully advises the Staff that it has added the disclosure on page 87 to include the terms of the loans offered on its platform as well as the typical payment terms and conditions.

The Company further acknowledges the Staff’s comment about disclosing the weighted average term and weighted average APR. The Company submits that each of its bank partners has its own loan program subject to different terms and interest rates. Because banks vary with respect to program objectives, risk tolerance and funding capacity, each bank partner’s program parameters can vary significantly. Accordingly, the Company believes that disclosure of a weighted average term or a weighted average APR would not be helpful or necessary to an investor’s ability to evaluate the Company.

The Company respectfully advises the Staff that the average referral and platform fee received per loan and contribution margin per loan are disclosed on page 87 and 88 of Draft Amendment No. 1.

Securities and Exchange Commission

May 13, 2020

17.

We note your disclosure on page 87 of the percentage of loans in the fourth quarter of 2019 retained by your bank partners, the percentage purchased by institutional investors through your loan funding programs and the percentage funded through your balance sheet. Please revise to disclose this information in a tabular format for each period presented and discuss any trends.

The Company respectfully advises the Staff that it has revised its disclosure on page 87 to add a description of the trends it has observed in the percentage of loans retained by its bank partners, funded through its balance sheet and purchased by institutional investors. Over the past few years, the percentage of loans retained by its bank partners has generally increased while the percentage of loans funded through its balance sheet has generally decreased and the percentage of loans purchased by institutional investors has remained high and relatively stable. The Company respectfully advises the Staff that Draft Amendment No. 1 also contains disclosure on page 23 regarding the trend in the percentage of loans retained by bank partners and the corresponding benefits to the Company. To aid an investor’s understanding, the Company intends to provide quantitative disclosure of these percentages as of the most recent fiscal quarter, but it does not believe that such disclosure for all periods presented is necessary. These percentages can fluctuate over time and the Company believes that the qualitative trend disclosure, as supplemented by a quantitative snapshot as of the most recent fiscal quarter, is adequate for investors to understand the relevant impacts on the Company’s business.

Our Economic Model, page 87

18.	Please revise your disclosure to clarify, if true, that you do not charge borrowers any transaction fees for the loan matching services through the platform.

The Company respectfully advises the Staff that it has revised its disclosure on page 88 to clarify that the Company does not charge borrowers any transaction fees for its loan matching services on its platform. Such revised disclosure is set forth below:

“Loans fall into one of two different economic profiles, depending on their source. ~~Loans~~ For loans that are referred to banks through Upstart.com (98% of all loans in the fourth quarter of 2019) ~~will~~ we incur variable costs ~~for~~ in the form of borrower acquisition costs and borrower verification and servicing costs; in the fourth quarter of 2019 this category of loans generated a 38% contribution margin on average.”

Securities and Exchange Commission

May 13, 2020

Components of Results of Operations

Platform and Referral Fees, Net, page 91

19.

We note your disclosure on page 90 that referral fees are charged on a per borrower basis upon origination of a loan, net of any fees charged by the originating bank back to Upstart for services provided related to the origination process. We also note your disclosure on page F-20 that the Company pays fees on the loans that it buys to compensate the bank partners for originating the loans and that these fees are included as a reduction to platform and referral fees. Please revise your disclosure to quantify and describe the different fees charged by the originating banks back to Upstart that are included in referral fees, net. In addition, please clarify whether both disclosures noted above are referring to the same costs.

The Company respectfully advises the Staff that it has revised its disclosure on page 91 to describe the different fees charged by originating banks back to the Company and its disclosure on page F-21 to describe and quantify such fees. The Company also confirms that both disclosures referenced in the Staff’s comment refer to the same fees.

Liquidity and Capital Resources, page 99

20.

We note your disclosure on page 24 regarding the risk that worse than expected performance of certain pools of loans underpinning your asset-backed securitizations or other debt facilities could reduce or terminate your access to funding from institutional investors. Please revise to provide quantitative information to allow an investor in your offering to understand the performance of the loans underlying your funding programs.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that, as discussed in the Company’s response to comment 2, it does not believe that the performance of loans is material to the Company’s business. The Company respectfully advises the Staff that the purpose of this disclosure is to highlight the risk that loan performance generally could impact the Company’s ability to maintain credibility among its participating institutional investors, which could impact the likelihood that such institutional investors participate in the Company’s loan funding programs in the future. As discussed in the Company’s response to comment 7, institutional investors in the credit markets have a wide range of risk tolerance and some may be willing to invest in securitization investments with higher potential returns and accompanying higher exposure to loan losses. As a result, the Company does not believe any quantitative disclosure related to the actual performance of loans under the Company’s asset-backed securitizations would be helpful to a potential equity investor’s ability to evaluate the Company.

Business, page 111

21.	Please revise your business section to disclose the material terms of your agreements with Cross River Bank and Credit Karma.

The Company respectfully advises the Staff that it has added the disclosure on page 126 to address the Staff’s comment.

Securities and Exchange Commission

May 13, 2020

22.

We note your disclosure regarding your variable interest entities. Please provide detailed disclosure describing your agreements with such entities so that investors understand your obligations to such entities and the risks associated with such entities. In addition, please file the agreements with such entities as exhibits to your registration statement or tell us why you believe this is not necessary.

The Company respectfully advises the Staff that it has added the disclosure on pages 104 and 105 to provide more details regarding the Company’s relationship and agreements with such VIEs.

The Company further acknowledges the Staff’s comment with respect to filing the Company’s agreements with its VIEs, and respectfully advises the Staff that it does not believe the individual agreements with VIEs are material to the Company. In addition, given that the nature of the structured finance borrowings by VIEs and asset-backed securities issued by VIEs involves deliberate bankruptcy-remote isolation of the loan assets associated with those VIEs from the general credit risk and corporate operations of the Company, the Company does not believe the terms of such agreements would be meaningful to potential equity investors in the Company.

Consumer Marketing, page 123

23.	Please revise to quantify, in tabular format, the source of consumers for each period presented and discuss any trends.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that other than through Credit Karma, the Company does not consider any other consumer marketing channel to be significant vis-à-vis the other channels. In addition, it is inherently difficult to trace the impact of certain consumer marketing channels, such as podcast advertising and organic traffic. The Company respectfully advises the Staff that it believes any additional quantitative disclosure regarding other sources of consumers beyond Credit Karma would not be helpful or necessary to an investor’s understanding of the Company.

24.	Please revise to disclose, in tabular format, the percentage of consumers derived from Credit Karma and any other individually significant source for each period presented and discuss any trends.

The Company respectfully advises the Staff that it has added the disclosure on page 126 to include the percentage of consumers derived from Credit Karma. However, because there were no further significant sources to disclose in response to comment 23, the Company disclosed such information in prose format rather than in tabular format.

Securities and Exchange Commission

May 13, 2020

Institutional Investors, page 124

25.	Please revise to quantify, in tabular format, the source of significant amounts of volume to your funding programs for each period presented and discuss and trends.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that the source and amount of volume for its funding programs, such as whole loan sales and asset-backed securitizations, fluctuates significantly from period-to-period and varies among a large number of investors. This is largely due to the opportunistic nature of the Company’s loan funding program. The Company therefore respectfully advises the Staff that it does not believe any quantitative disclosure of the source and amount of volume related thereto would be helpful or necessary to an investor’s understanding of the Company and its loan funding program. Further, while the sources and amounts related to the Company’s loan funding program are variable, the Company believes that it would be helpful for an investor to understand that institutional investors purchase a substantial majority of loans originated on the Upstart platform on a consistent basis, and has included such qualitative disclosure in response to the Staff’s comment 17.

Consolidated Financial Statements

Consolidated Statements of Operations and Comprehensive Loss, page F-5

26.	Please revise your income statement presentation to present interest income, interest expense and net fair value adjustments separately on the face of the income statement.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has generally followed the income statement presentation guidelines under Article 5 of Regulation S-X for commercial companies with certain adjustments, such as presentation of net interest income, in which the Company believes it is more appropriate to follow certain guidelines under Article 9 of Regulation S-X. In coming to this conclusion, the Company considered the Staff’s interpretive guidance in Staff Accounting Bulletin Topic 11K Application of Article 9 and Guide 3, which indicates that Article 9 and Guide 3, while applicable to bank holding companies, provides useful guidance to registrants with material lending activities relevant to the understanding of the registrant’s operations. Article 9-04 allows companies to elect whether to present certain items, including the components of net interest income, on the face of the income statement or within the notes thereof. Pursuant to this guidance, the Company has elected a net interest income presentation on the face of the income statement and to provide the disaggregation of the components in the notes to the financial statements.

The Company developed an AI lending platform that among other things, allows its bank partners to quantify credit risk, and the Company believes the value of such platform is primarily in the technology developed. While loans have been historically the largest asset on the Company’s balance sheet, the Company does not manage its business based on interest spread. During the years presented, the majority of the loans on the Company’s balance sheet were recognized through the fractional loan program (UNT) and consolidated securitizations. In these entities, interest income, interest expense, and fair value adjustments closely correlate to each other and produce a net impact, which is not significant relative to the overall size of the Company’s revenue.

Securities and Exchange Commission

May 13, 2020

Further, during the years presented, the Company’s ecosystem of bank partners and institutional investors has grown and allowed the Company to make meaningful changes in its securitization program and UNT. UNT was closed to new investments in 2019 to permit the Company to use its resources in other areas. Starting with UPST 2018-2, the Company changed the structure of its risk retention in sponsored securitizations which no longer required the Company to consolidate the respective securitization trusts. More recently, the Company co-sponsored UPST 2019-3 and 2020-1, completed in the fourth quarter of 2019 and the first quarter of 2020, respectively, and was not required to retain economic risk in these securitizations. Additionally, the Company deconsolidated UPST 2017-1 and 2017-2 as of December 31, 2019, due to expiration of the risk retention requirements for these securitizations. Currently, the Company anticipates that the only remaining consolidated securitization, UPST 2018-1, will meet the conditions of a reconsideration event in the second quarter 2020 that will allow the Company to deconsolidate the related securitization trust. These changes have led to a reduction of loans on the Company’s balance sheet and a reduction of interest income and interest expense in the year ended December 31, 2019. We expect a continuing decrease in loans, interest income, and interest expense going forward. In support of the analysis, the Company has presented below interest income, interest expense and net fair value adjustments separately for securitizations and the fractional loan program (UNT) as well as other consolidated entities. The other consolidated entities which comprise the components of the interest income and fair value adjustments, net financial statement line item include the warehouse entities (Upstart Loan Trust and Upstart Warehouse Trust), Upstart Loan Trust 2, and Upstart Network, Inc. Loans held by these entities are held by the Company primarily for product development purposes.

	2017
	Securitizations & Fractional Loan Program	Other	Consolidated Upstart Holdings, Inc.
Interest income and fair value adjustments, net:
Interest income	$16,749	$4,385	$21,134
Interest expense	(7,085)	(2,335)	(9,420)
Fair value and other adjustments, net	(6,232)	646	(5,586)

Total interest income and fair value adjustments, net	$3,432	$2,696	$6,128

Securities and Exchange Commission

May 13, 2020

	2018
	Securitizations & Fractional Loan Program	Other	Consolidated Upstart Holdings, Inc.
Interest income and fair value adjustments, net:
Interest income	$66,759	$9,924	$76,683
Interest expense	(21,665)	(4,818)	(26,483)
Fair value and other adjustments, net	(37,751)	(1,618)	(39,369)

Total interest income and fair value adjustments, net	$7,343	$3,488	$10,831

	2019
	Securitizations & Fractional Loan Program	Other	Consolidated Upstart Holdings, Inc.
Interest income and fair value adjustments, net:
Interest income	$47,221	$16,092	$63,313
Interest expense	(19,300)	(7,185)	(26,485)
Fair value and other adjustments, net	(31,691)	(795)	(32,486)

Total interest income and fair value adjustments, net	$(3,770)	$8,112	$4,342

Finally, as the Company continues developing its technology, including the risk underwriting AI models, it anticipates that the Company’s ongoing retention of Upstart-powered loans will be required for product development purposes. These retained loans provide the Company with opportunities to collect data on new products and features without subjecting its partners to financial risks. The extent to which the Company retains loans will depend on a variety of factors, including extensions to the Company’s product line and services the Company provides to its partners. As such, the Company anticipates that users of its financial statements will be focused on a net impact of these components for the Company’s overall performance and not these components individually.

Securities and Exchange Commission

May 13, 2020

Notes to Consolidated Financial Statements

Note 1. Description of Business and Significant Accounting Policies

Noncontrolling Interests, page F-10

27.

We note $4.6 million of net losses were attributed to non-controlling interests in 2019. Please revise to disclose the attribution of income or loss to each specific VIE that has a non-controlling interest to allow an investor to more clearly understand the entities and activities that have resulted in the losses.

The Company respectfully advises the Staff that it has added the disclosure on pages F-10 and F-25 to disclose the attribution of net losses to each VIE with a noncontrolling interest. The Company respectfully advises the Staff that such noncontrolling interests represent the non-voting member’s 80% ownership in each of the 2017-1, 2017-2, and 2018-1 MOAs, which hold subordinated certificates for the purpose of satisfying risk retention requirements for the Upstart-sponsored securitizations, as disclosed in “Note 3. Securitizations and Variable Interest Entities”. Earnings or losses incurred in the respective periods relating to these financial instruments are allocated to the noncontrolling interest proportionally to their interest in the entities.

Net Loss Per Share Attributable to Common Stockholders of Upstart Holdings, Inc. Stockholders, page F-16

28.

We note you use the two-class method to compute net loss per common share when shares are issued that meet the definition of participating securities. Please revise the notes to your audited financial statements to include the information required in ASC 260-10-50-1, as applicable. Alternatively, tell us why these disclosures are not required.

The Company respectfully advises the Staff that for all statements of operations presented, the Company is in a net loss position. In accordance with the guidance per ASC 260-10-45-68, an entity would allocate losses only if, based on the contractual terms of the participating security, the security had not only the right to participate in the earnings of the entity but also a contractual obligation to share in the losses of the entity. Since the Company did not declare any dividends in the period, and the convertible preferred stockholders do not participate in losses of the Company, the Company does not allocate any net loss attributable to common stockholders to the convertible preferred stock. As such, basic and diluted net loss per share attributable to common stockholders are the same because potentially dilutive common shares are not assumed to have been issued if their effect is anti-dilutive. As a result, for the periods presented in the S-1, the numerators and denominators used in the calculation of the basic and diluted per share are the same. The Company respectfully advises the Staff that it has amended the disclosure on page F-16 to clarify that the Company does not allocate losses to participating securities in periods where the Company is in a net loss position. The Company further advises the Staff that required information under ASC 260-10-50-1, where applicable, is disclosed in “Note 16. Net Loss Per Share Attributable to Upstart Holdings, Inc. Common Stockholders.”

Securities and Exchange Commission

May 13, 2020

Recently Issued Accounting Pronouncements, page F-19

29.	Please revise to clearly disclose the date you plan to adopt each recently issued or revised accounting standard.

The Company respectfully advises the Staff that it has added the disclosure on pages F-19 and F-20 to disclose the planned adoption dates for recently issued or revised accounting standards.

Note 2. Revenue

Interest Income and Fair Value Adjustments, Net, page F-22

30.	Please revise to separately disclose the amount of interest income and fair value adjustments, net that related to consolidated securitization trusts for each period presented.

The Company respectfully advises the Staff that it has added the disclosure on page F-23 to separately disclose interest income, interest expense, and fair value adjustments, net related to consolidated securitization trusts.

Note 3. Securitizations and Variable Interest Entities, page F-23

31.

We note your disclosure that 2017-1 and 2017-2 were deconsolidated in December 2019 due to the expiration of the risk retention requirements. Please revise to disclose the specific risk retention requirements that expired. Additionally, please revise MD&A to include information regarding the potential for similar reconsideration events that could lead to the deconsolidation of entities in the future.

The Company respectfully advises the Staff that it has revised the disclosure on pages 104 and F-25 to address the Staff’s comment.

The Company further supplementally advises the Staff that as the sponsor of the asset-backed securitization (“ABS”) transactions referred to as UPST 2017-1 and 2017-2, the Company is subject to the risk retention requirements of Title 17 U.S. Code of Federal Regulations (CFR) Part 246, Credit Risk Retention (Regulation RR), and therefore is required to retain no less than 5% of the credit risk of assets in such ABS offerings. Pursuant to 17 CFR Part 246.12(f), the prohibitions on sale and hedging that apply to the Company’s assets which the Company is required to retain under Regulation RR “expire on or after the date that is the latest of:

(i)

The date on which the total unpaid principal balance (if applicable) of the securitized assets that collateralize the securitization transaction has been reduced to 33% of the total unpaid principal balance of the securitized assets as of the cut-off date or similar date for establishing the composition of the securitized assets collateralizing the asset-backed securities issued pursuant to the securitization transaction;

Securities and Exchange Commission

May 13, 2020

(ii)

The date on which the total unpaid principal obligations under the ABS interests issued in the securitization transaction has been reduced to 33% of the total unpaid principal obligations of the ABS interests at closing of the securitization transaction; or

(iii)	Two years after the date of the closing of the securitization transaction.”

All three of these conditions were met as of December 2019, when the Company, through its consolidated majority-owned affiliates (“MOAs”), distributed most of the UPST 2017-1 and 2017-2 risk retention assets to the outside investors in the related MOAs, thereby reducing the Company’s variable interests in the related trusts. As discussed in further detail in the Company’s response to comment 33, these disposals of variable interests required the Company to reassess whether its servicing fee represents a variable interest, which then led to a change in the Company’s primary beneficiary determination.

32.

We note your disclosure on page F-25 that the fractional loan program was formally discontinued in 2019 leading to the deconsolidation of the Upstart Network Trust. Please tell us in detail and revise your disclosure to include an enhanced discussion explaining how this event resulted in the company no longer expecting to absorb more than an insignificant amount of UNTs expected losses or returns and the ultimate deconsolidation of the Trust. Please tell us the specific authoritative literature to support your conclusions.

The Company respectfully advises the Staff that it has revised the disclosure on page F-26 to address the Staff’s comment.

The Company respectfully advises the Staff that the Company deconsolidated Upstart Network Trust (“UNT”) at the point in time that its servicing arrangement, which provides the Company with the power to direct the activities of UNT that most significantly impact UNT’s economic performance, ceased to be considered a variable interest based on the authoritative literature in ASC 810-10-55-37 through 55-38.

In accordance with ASC 810-10-25-38 and 38A, the Company consolidates a VIE when the Company has a variable interest that provides the Company with both (a) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. In order to be deemed the primary beneficiary of a VIE, the Company’s satisfaction of the “power criterion” in ASC 810-10-25-38A(a) must be through a variable interest or combination of variable interests. In other words, powers that are provided by non-variable interests are not considered in the evaluation of whether the Company has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance.

The Company evaluates whether decision-maker or service-provider fees received are variable interests in accordance with the authoritative literature in ASC 810-10-55-37, which states:

Securities and Exchange Commission

May 13, 2020

Fees paid to a legal entity’s decision maker(s) or service provider(s) are not variable interests if all of the following conditions are met:

(a)	The fees are compensation for services provided and are commensurate with the level of effort required to provide those services.

(b)	Subparagraph superseded by Accounting Standards Update No. 2015-02.

(c)

The decision maker or service provider does not hold other interests in the VIE that individually, or in the aggregate, would absorb more than an insignificant amount of the VIE’s expected losses or receive more than an insignificant amount of the VIE’s expected residual returns.

(d)	The service arrangement includes only terms, conditions, or amounts that are customarily present in arrangements for similar services negotiated at arm’s length.

(e)	Subparagraph superseded by Accounting Standards Update No. 2015-02.

Notwithstanding, in accordance with the “override” provision in ASC 810-10-55-37C, the Company considers as variable interests any fees or payments in connection with agreements that expose the decision maker or service provider to risk of loss in the VIE.

The analysis of “other interests” under ASC 810-10-55-37(c) deals with the expected outcome of the VIE. Therefore, when analyzing a decision-maker or service-provider fee under this criterion, the Company identifies and weighs the probability of the various possible outcomes in determining the expected losses and expected residual returns of the VIE. Such analysis may be performed either qualitatively or quantitatively. As authoritative literature does not define the term “insignificant” as used in ASC 810-10-55-37(c), the Company has established a general guideline that if the expected losses absorbed or expected residual returns received through variable interests (other than the fee arrangement) in the potential VIE are, either individually or in the aggregate, 10% or more of the expected losses or expected residual returns of the VIE, the condition in ASC 810-10-55-37(c) is not met. However, the Company does not necessarily view this 10% threshold as a bright-line or safe harbor.

Consistent with the Company’s external auditor’s views expressed in Section 4.3.2 of the Deloitte & Touche LLP A Roadmap to Consolidation — Identifying a Controlling Financial Interest, the Company reconsiders whether a decision-maker or service-provider fee meets the criterion in ASC 810-10-55-37(c) regarding other interests whenever there has been (1) a change in the design of the legal entity, (2) an acquisition or disposal of other variable interests in the legal entity by the decision maker or service provider (including an interest held through a related party), (3) a change in a related-party relationship, or (4) a significant change in the economic performance of the legal entity and that change is expected to continue throughout the life of the legal entity. However, the Company continually reassesses whether it is the primary beneficiary of a VIE throughout the entire period the Company is involved with the VIE.

UNT was established for the purpose of investing in non-collateralized personal loans and thus was designed to create and pass through to its variable interest holders the credit risk associated with possible default by the borrowers. Loans are underwritten by the Company and issued by an unrelated third-party, which retains some of the issued loans and sells the rest to the Company. The Company then sells most of the loans to third-party investors and some to UNT. For loans sold to UNT, UNT funds the purchase of such loans through the issuance of securities (“Notes Payable”) which represents proportional ownership interests in such loans. These Notes Payable represent a right to receive cash flows associated with loan payments proportionate to amounts invested by each participating investor but have no recourse to the Company’s assets and would lose their value if a loan does not perform. The loans underlying the Notes Payable are homogeneous and have similar credit risk profiles. As such, an investor with a diversified portfolio of Notes Payable is expected to absorb losses or receive residual returns that are reasonably proportionate to the total losses or residual returns of UNT.

Securities and Exchange Commission

May 13, 2020

The Company was and is the servicer of UNT’s loan assets and cannot be removed except with cause. The Company views servicing as the activities that most significantly impact the economic performance of UNT (e.g., collection and timely application of payments, collection efforts related to delinquent loans, modifications of delinquent and defaulted loans, identification and treatment of charged-off loans) and receives servicing fees equal to an annualized rate of 0.5% of the outstanding principal of the loans. As the servicing arrangement does not expose the Company to risks of loss that UNT was designed to pass on to its variable interest holders, the servicing fees are evaluated as potential variable interests under ASC 810-10-55-37. Based on a benchmarking and marketplace analysis, the Company has determined that the servicing fees are “commensurate” under ASC 810-10-55-37(a) and “at market” under ASC 810-10-55-37(d). In accordance with ASC 810-10-55-37B, this analysis includes consideration of similar arrangements among parties outside the relationship being evaluated. In addition, and consistent with SEC Staff views expressed at the 2015 AICPA National Conference on Current SEC and PCAOB Developments, the Company also considers that the servicing arrangement was negotiated at arm’s length between unrelated parties and has been accepted by outside investors, who collectively hold a majority of the investor interests in UNT.

The Company has held and continues to hold a diversified portfolio of Notes Payable which, due to the homogeneous nature of the underlying loans, is expected to absorb losses or receive residual returns that correspond to the Company’s proportionate share of the total capitalization (i.e., inclusive of both debt and equity) of UNT. The Company’s portfolio initially amounted to approximately 20% of UNT’s total capitalization, and thus the Company initially determined that the servicing fees represent variable interests because the other-interests criterion in ASC 810-10-55-37(c) was not met. This led the Company to conclude that it was the primary beneficiary of UNT because (i) the servicing function represents the activities that most significantly affect the economic performance of UNT, (ii) the Company has unilateral power over servicing activities and cannot be removed as servicer except with cause, and (iii) the Company’s servicing fee was considered a variable interest.

During 2019, as a result of dispositions of Notes Payable, the Company’s other interests in UNT were reduced to less than 6% of UNT’s total capitalization. Furthermore, due to the business decision to sunset the fractional loans program and stop allocating issued loans to UNT, the Company does not expect to ever increase its investment in Notes Payable to an amount that would approach or exceed 10% of the total capitalization of UNT. As the Company does not have any other potential variable interests in UNT and there are no other interests held through related parties that would require consideration under ASC 810-10-55-37D (i.e., interests held through related parties that are under common control or in which the Company has a variable interest), the Company determined through a required reassessment during 2019 that the other-interests criterion in ASC 810-10-55-37(c) is now met. As the remaining criteria in ASC 810-10-55-37 continue to be met, the Company currently concludes that the servicing fees do not represent a

Securities and Exchange Commission

May 13, 2020

variable interest. Since the powers the Company possesses through the servicing arrangement cannot be included in the evaluation of the power criterion in ASC 810-10-25-38A(a), the Company is no longer the primary beneficiary of UNT.

33.

We note your disclosure on page F-24 that for securitization transactions 2017-1, 2017-2 and 2018-1 the Company determined that it was the primary beneficiary of these entities and consolidated the MOAs and associated trusts. We also note your disclosure that for securitizations 2018-2, 2019-1 and 2019-2, while the company determined it was the primary beneficiary, and consolidated the MOAs associated with these securitizations, they determined they were not the primary beneficiary of the associated trust that holds the loans and therefore did not consolidate it. Please tell us in detail and revise your disclosure to explain the key differences in these securitization structures that resulted in different consolidation conclusions with respect to the trust that holds the loans. Please tell us the specific authoritative literature to support your conclusions.

The Company respectfully advises the Staff that it has revised the disclosure on page F-25 to address the Staff’s comment.

The Company respectfully advises the Staff that, as of December 31, 2019, the Company is the primary beneficiary of the trust associated with the securitization transaction referred to as UPST 2018-1 but is not the primary beneficiary of the trusts associated with the securitization transactions referred to as UPST 2017-1, 2017-2, 2018-2, 2019-1, and 2019-2. With respect to each of these trusts, (i) the servicing function represents the activities that most significantly affect the economic performance of the trusts, (ii) the Company has unilateral power over servicing activities and cannot be removed as servicer except with cause, and (iii) the servicing arrangement does not expose the Company to risks of loss that the trusts were designed to pass on to its variable interest holders. The key difference in these securitization structures that have resulted in different consolidation conclusions is whether the servicing fees are considered variable interests based on the authoritative literature in ASC 810-10-55-37 through 55-38. This affects whether powers the Company possesses through the servicing arrangements are included in the evaluation of the power criterion in ASC 810-10-25-38A(a).

The Company’s accounting policies related to this authoritative literature are previously discussed in the Company’s response to comment 32. Additionally, when the Company is a sponsor of a securitization trust subject to the risk retention rules, the Company specifically considers the type of interest retained (e.g., vertical, horizontal, or a combination of vertical and horizontal, or “L-shaped” interests) as this affects the Company’s economic exposure to the securitization structure and, accordingly, the consolidation conclusion. For example, when the Company holds the subordinate horizontal tranche of a securitization structure, as opposed to a vertical or L-shaped interest, there is a greater likelihood that such interest would absorb losses or receive residual returns that could be more than insignificant.

With respect to the UPST 2017-1 and 2017-2 securitization trusts, the Company previously satisfied its risk retention requirements through an eligible horizontal residual interest (i.e., an interest in the first loss tranche) in the form of residual certificates. As these residual certificates are highly subordinated and thus absorb a disproportionately greater share of credit losses, the Company’s investment was previously expected to absorb losses

Securities and Exchange Commission

May 13, 2020

or receive residual returns that could exceed the 10% general guideline for insignificance. As such, the Company previously concluded that the other-interests criterion in ASC 810-10-55-37(c) was not met and, therefore, that the servicing fees represented variable interests. During 2019, subsequent to the expiration of the risk retention requirements discussed in the Company’s response to comment 31, the Company disposed of most of its previously held risk retention assets such that the Company’s expected economic exposure fell substantially below the 10% general guideline for insignificance. Furthermore, the Company does not expect to ever increase its economic exposure to a level that would approach or exceed the 10% general guideline. As a result of the reduction in the Company’s investment, the Company determined through the required reassessments that the other-interests criterion in ASC 810-10-55-37(c) is now met. As the remaining criteria in ASC 810-10-55-37 continue to be met, the Company does not have any other potential variable interests in the trusts, and there are no other interests held through related parties that would require consideration under ASC 810-10-55-37D, the Company has concluded that the servicing fees do not represent a variable interest.

With respect to the UPST 2018-1 securitization trust, the Company satisfies its risk retention requirement through an eligible horizontal residual interest (i.e., an interest in the first loss tranche) in the form of residual certificates with a market value equal to at least 5% of the market value of all securities issued. As these residual certificates are the highly subordinated and thus absorb a disproportionately greater share of credit losses, the Company’s investment is expected to absorb losses or receive residual returns that could exceed the 10% general guideline for insignificance. As such, the Company has concluded that the other-interests criterion in ASC 810-10-55-37(c) is not met and, therefore, that the servicing fees represent a variable interest.

With respect to the UPST 2018-2, 2019-1, and 2019-2 securitization trusts, the Company satisfies its risk retention requirements through eligible vertical interests (i.e., a proportionate interest in each tranche of the securitization). As such, the Company’s investment is expected to absorb losses or receive residual returns that are proportionate to the total losses or residual returns of the trusts. The Company’s investments satisfy the risk retention requirements but represent substantially less than 10% of the total capitalization of the respective trust. Furthermore, the Company does not expect to ever increase its economic exposure to a level that would approach or exceed the 10% general guideline for insignificance. As the remaining criteria in ASC 810-10-55-37 are met, the Company does not have any other potential variable interests in the trusts, and there are no other interests held through related parties that would require consideration under ASC 810-10-55-37D, the Company has concluded that the servicing fees do not represent a variable interest.

34.

Please revise to your table on page F-25 presenting financial assets and liabilities associated with consolidated VIEs to present the assets and liabilities related to MOAs separately from the assets and liabilities related to trusts which hold the loans associated with the securitization transactions.

The Company respectfully advises the Staff that it has revised the disclosure on pages F-26 and F-27 to separately present assets and liabilities related to MOAs.

Securities and Exchange Commission

May 13, 2020

Note 5. Loans at Fair Value, page F-39

35.

We note your disclosure that loans that have reached a delinquency of over 120 days are charged-off and assigned a non-accrual status. Please revise to separately disclose your non-accrual and charge-off policies and to clarify whether 120 days is a trigger for the loan to be placed on non-accrual status or charged-off.

The Company respectfully advises the Staff that it has revised the disclosure on page F-41 to clarify the timing of the assignment of non-accrual status and loan charge-off. The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company identifies all loans that are more than 120 days past-due and classifies such loans as being in default, at which time, the Company writes down the fair value of these loans to zero and ceases to accrue interest on such loans contemporaneously. Further, the Company respectfully advises the Staff that loans are re-measured and recorded at fair value at the end of each period presented in the consolidated balance sheets, and the fair value of loans that are more than 120 days past-due are immaterial individually or in aggregate immediately prior to being charged-off.

Further, the Company respectfully advises the Staff that loans are re-measured and recorded at fair value at the end of each period presented in the consolidated balance sheets, and the fair value of loans that are more than 120 days past-due are immaterial individually or in the aggregate immediately prior to being charged-off.

*****

Securities and Exchange Commission

May 13, 2020

Please direct any questions regarding the Company’s responses or Draft Amendment No. 1 to me at (650) 575-1174 or jsaper@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Jeffrey D. Saper
Jeffrey D. Saper
cc:	Dave Girouard, Upstart Holdings, Inc.
Sanjay Datta, Upstart Holdings, Inc.
Alison Nicoll, Upstart Holdings, Inc.
David Lundeen, Upstart Holdings, Inc.
Emily Sairafian, Upstart Holdings, Inc.

Allison B. Spinner, Wilson Sonsini Goodrich & Rosati, P.C.
Shannon R. Delahaye, Wilson Sonsini Goodrich & Rosati, P.C.

John Savva, Sullivan & Cromwell LLP